

Exhibit 6 – Conflicts of Interest Types

Form NRSRO – Update of Registration
December 2021

DBRS Morningstar[1] has the following types of conflicts of interest relating to the issuance of credit ratings:

1. DBRS Morningstar is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. DBRS Morningstar is paid by obligors or their investors to determine credit ratings of the obligors.

3. DBRS Morningstar is paid by issuers, sponsors, or underwriters to determine credit ratings with respect to securities or money market instruments issued by asset pools or as part of asset-backed or mortgage-backed securities transactions that they arrange, sponsor or underwrite.

4. DBRS Morningstar is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid (or whose affiliates have paid) DBRS Morningstar to determine a credit rating.

5. DBRS Morningstar is paid by persons for subscriptions to receive or access the credit ratings of DBRS Morningstar and/or for other services offered by DBRS Morningstar where such persons may use the credit ratings of DBRS Morningstar to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6. DBRS Morningstar is paid by persons for subscriptions to receive or access the credit ratings of DBRS Morningstar and/or for other services offered by DBRS Morningstar where such persons also may own investments or have entered into transactions that could be favorably or adversely affected by a credit rating issued by DBRS Morningstar.

[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. On November 5, 2020, DBRS and MCR announced completion of this analytical integration.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstarcredit-ratings-conclude-analytical-integration-process



7. DBRS Morningstar allows persons within DBRS Morningstar to directly own certain securities or money market instruments of, or have other direct ownership interests in, issuers or obligors subject to a credit rating determined by DBRS Morningstar, provided that such persons within DBRS Morningstar do not participate in determining or approving the credit rating.

8. DBRS Morningstar allows persons within DBRS Morningstar to have business and other relationships that are more than arm's-length, ordinary-course business relationships with obligors or issuers subject to a credit rating determined by DBRS Morningstar.

9. Morningstar, Inc., DBRS Morningstar or their affiliates have business relationships that could be considered more than an ordinary-course business relationship with persons that are subject to a credit rating determined by DBRS Morningstar or that have entered into transactions that could be favorably or adversely affected by a credit rating issued by DBRS Morningstar.

10. DBRS Morningstar determines credit ratings of issuers or obligors that may be controlled by a significant shareholder of Morningstar, Inc. (i.e., holding 5% or more of its outstanding common stock), provided that no such rated entity is a person associated with DBRS Morningstar.